FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

OMB APPROVAL
OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . 0.5

1. Name and Address of Reporting Person * Boeckmann Alan L. (Last) (First) (Middle) Fluor Corporation 1 Enterprise Drive (Street) Aliso Viejo CA 92656 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Burlington Northern Santa Fe Corporation (BNI) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) 04/18/02 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

     (Check all applicable)

 ☒ Director

 ☐ 10% Owner

 ☐ Officer (give title below)

 ☐ Other (specify below)

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

 ☒ Form filed by One Reporting Person

 ☐ Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, $0.01 par value	04/18/02		A	V	1,000 (a)	A	$29.24	1,000
Common Stock, $0.01 par value	12/31/02		A		578 (b)	A	$25.92	1,578	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (Right to Buy) with tandem tax withholding rights	$29.24	04/17/02		A	V	3,000 (c)		04/17/2003	04/17/2012	Common Stock	3,000		3,000	D

 Explanation of Responses:

(a)     Grant of Restricted Stock Units pursuant to the Burlington Northern Santa Fe Non-Employee Directors’ Stock Plan to vest upon the date of termination as a director, subject to the reporting person’s having served on the Board of Directors until at least the next annual meeting following election to the Board.

(b)     Grant of Restricted Stock pursuant to the Burlington Northern Santa Fe Non-Employee Directors’ Retainer Stock Award Plan to vest in three years and exempt under Rule 16b-3.

(c)     Option Grant pursuant to the Burlington Northern Santa Fe Non-Employee Directors’ Stock Plan to vest in one (1) year and exempt under Rule 16b-3.

/s/ Alan L. Boeckmann, by Jeffrey T. Williams, Attorney-in-Fact ** Signature of Reporting Person	January 3, 2003 Date

Alan L. Boeckmann

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002